           INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                              CONDENSED
                     QUARTERLY FINANCIAL STATEMENTS
                            March 31, 1997
                              (Unaudited)

               INTERNATIONAL BANK FOR RECONSTRUCTION AND
                            DEVELOPMENT

-------------------------------------------------------------------------------
TABLE OF CONTENTS
March 31, 1997
-------------------------------------------------------------------------------
Balance Sheet............................................................  4
Statement of Income......................................................  5
Statement of Changes in Retained Earnings................................  5
Statement of Cash Flows..................................................  6
Notes to Financial Statements............................................  7
Review Report of Independent Accountants................................. 11

-------------------------------------------------------------------------------
Balance Sheet
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                 MARCH 31, 1997
                                                                   (UNAUDIED)    JUNE 30, 1996
                                                                 --------------  -------------
Assets
Due from banks.................................................    $      663     $       639
Investments
 Trading.......................................................        14,949          15,001
 Held-to-maturity..............................................         1,249           1,169
Securities purchased under resale agreements...................           324           1,282
Nonnegotiable, noninterest-bearing demand obligations on
  account of subscribed capital................................         1,900           1,765
Receivable from currency swaps.................................        24,698          18,010
Receivable from covered forwards...............................         1,965             204
Other receivables..............................................         2,800           5,316
Loans outstanding--Note C
 Total loans...................................................       151,757         164,766
 Less undisbursed balance......................................        48,815          54,520
                                                                  ------------    ------------
Loans outstanding..............................................       102,942         110,246
Less accumulated provision for loan losses.....................         3,129           3,340
                                                                 ------------    ------------
   Loans outstanding net of accumulated provision..............        99,813         106,906
                                                                 ------------    ------------
Other assets...................................................         1,841           1,712
Total assets...................................................    $  150,202     $   152,004
                                                                 ------------    ------------
                                                                 ------------    ------------
Liabilities

Borrowings
 Short-term....................................................    $    5,417     $     4,328
 Medium- and long-term.........................................        85,906          92,391
                                                                 ------------    ------------
                                                                       91,323          96,719
Securities sold under agreements to repurchase and payable for
  cash collateral received.....................................           747           2,439
Payable for currency swaps.....................................        25,617          19,427
Payable for covered forwards...................................         1,915             202
Payable for Board of Governors-approved transfers-- Note D.....           211             205
Other liabilities..............................................         3,489           4,712
                                                                 ------------    ------------
   Total liabilities...........................................       123,302         123,704
                                                                 ------------    ------------
Equity

Capital stock
 Authorized (1,558,478 shares--March 31, 1997 and June 30, 1996)
 Subscribed (1,512,211 shares--March 31, 1997; 1,497,325
  shares--June 30, 1996).......................................       182,426         180,630
 Less uncalled portion of subscriptions........................       171,378         169,636
                                                                 ------------    ------------
                                                                       11,048          10,994
Deferred amounts to maintain value of currency holdings of
  paid-in capital stock........................................          (357)            136
Payments on account of pending subscriptions--Note B...........             8              15
Retained earnings (see Statement of Changes in
  Retained Earnings, Note D)...................................        16,393          16,099

Cumulative translation adjustment..............................          (192)          1,056
                                                                 ------------    ------------
   Total equity................................................        26,900          28,300
                                                                 ------------    ------------
Total liabilities and equity...................................    $  150,202     $   152,004
                                                                 ------------    ------------
                                                                 ------------    ------------

    The Notes to Financial Statements are an integral part of these Statements.

-------------------------------------------------------------------------------
STATEMENT OF INCOME
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                              THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                                   MARCH 31              MARCH 31
                                                                                 (UNAUDITED)           (UNAUDITED)
                                                                             --------------------  --------------------
                                                                               1997       1996       1997       1996
                                                                             ---------  ---------  ---------  ---------
Income
 Loans--Note C..............................................................  $   1,742  $   1,941  $   5,541  $   6,036
 Investments
  Trading...................................................................        175         87        514        511
  Held-to-maturity..........................................................         25         24         76         75
Securities purchased under resale agreements................................          8         14         46         52
Other.......................................................................          6          2         11          9
                                                                              ---------  ---------  ---------  ---------
   Total income.............................................................      1,956      2,068      6,188      6,683
Expenses

 Borrowings.................................................................      1,471      1,601     4,5556      5,007
 Securities sold under agreements torepurchase and payable for cash
  collateral received.......................................................         10         21         36         61
Administrative--Note E......................................................        133        187        476        566
Provision for loan losses--Note C...........................................         --          2         39         33
Other.......................................................................          3          2          7          6
                                                                              ---------  ---------  ---------  ---------
   Total expenses...........................................................      1,617      1,813      5,114      5,673
                                                                              ---------  ---------  ---------  ---------
Operating Income............................................................        339        255      1,074      1,010
Less contributions to special programs......................................         30         15         90        102
                                                                              ---------  ---------  ---------  ---------
Net Income..................................................................  $     309  $     240  $     984  $     908
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------

-------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                              NINE MONTHS
                                                                                 ENDED
                                                                                MARCH 31
                                                                              (UNAUDITED)
                                                                          --------------------
                                                                            1997       1996
                                                                          ---------  ---------
Retained earnings at beginning of the fiscal year.......................  $  16,099  $  15,502
 Board of Governors-approved transfers--Note D..........................       (690)      (590)
 Net income for the period..............................................        984        908
                                                                          ---------  ---------
Retained earnings at end of the period..................................  $  16,393  $  15,820
                                                                          ---------  ---------
                                                                          ---------  ---------

    The Notes to Financial Statements are an integral part of these Statements.

-------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                                 NINE
                                                                                MONTHS
                                                                                ENDED
                                                                               MARCH 31
                                                                             (UNAUDITED)
                                                                          ----------------------
                                                                             1997        1996
                                                                          ----------  ----------
Cash flows from lending and investing activities
 Loans
  Disbursements.........................................................  $  (10,453) $  (10,179)
  Principal repayments and prepayments..................................       9,563       9,681
Investments: Held-to-maturity
 Purchases..............................................................      (6,593)     (5,911)
 Maturities.............................................................       6,578       5,916
                                                                          ----------  ----------
   Net cash used in lending and investing activities....................        (905)       (493)
                                                                          ----------  ----------
Cash flows used for payments for Board of Governors-approved
  transfers.............................................................        (681)       (425)
Cash flows from financing activities
 Medium- and long-term borrowings
  New issues............................................................      10,726       6,120
  Retirements...........................................................     (11,164)     (8,629)
Net short-term borrowings...............................................       1,051        (416)
Net currency swaps......................................................        (215)       (472)
Net capital stock transactions..........................................          47          58
                                                                         ----------  ----------
   Net cash provided by (used in) financing activities..................         445      (3,339)
                                                                         ----------  ----------
Cash flows from operating activities
 Net income.............................................................         984         908
 Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization.........................................         365         303
  Provision for loan losses.............................................          39          33
  Net changes in other assets and liabilities...........................        (121)         31
                                                                         ----------  ----------
   Net cash provided by operating activities............................       1,267       1,275
                                                                         ----------  ----------
Effect of exchange rate changes on unrestricted cash and liquid
  investments..........................................................        (387)     (1,434)
                                                                         ----------  ----------
Net decrease in unrestricted cash and liquid investments...............        (261)     (4,416)
Unrestricted cash and liquid investments at beginning of the fiscal
  year.................................................................      14,730      17,072
                                                                         ----------  ----------
Unrestricted cash and liquid investments at end of the period..........  $   14,469  $   12,656
                                                                         ----------  ----------
                                                                         ----------  ----------
Composed of Investments held in trading portfolio......................  $   14,949  $   14,804
 Unrestricted currencies (included in Due from banks)..................          60          30
 Net payable for investment securities traded/purchased................        (167)       (828)
 Net receivable from covered forwards..................................          50          --
 Net payable for securities purchased/sold under resale/ repurchase
  agreements and payable for cash collateral received..................        (423)     (1,350)
                                                                         ----------  ----------
                                                                         $   14,469  $   12,656
                                                                         ----------  ----------
                                                                         ----------  ----------
Supplemental disclosure
 Increase (decrease) in ending balances resulting from exchange rate fluctuations
  Loans outstanding.....................................................  $   (8,194) $  (12,034)
  Borrowings............................................................      (6,405)    (10,217)
  Currency swaps........................................................        (283)       (650)
  Investments: Held-to-maturity.........................................          65         (45)

    The Notes to Financial Statements are an integral part of these Statements.

-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 1996 financial statements and the notes included therein. A review of the interim financial information for the three and nine months ended March 31, 1997 and 1996 was performed by our independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and with International Standards on Auditing. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

During the first quarter of fiscal year 1997, IBRD adopted prospectively the Statement of Financial Accounting Standards No. 121, entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which prescribes that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting standard does not apply to financial instruments. The adoption of this standard had no impact on IBRD's financial statements.

Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

NOTE B--CAPITAL

In February 1993 IBRD's Executive Directors decided that the Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics Bosnia and Herzegovina, the Republic of Croatia, the Republic of Slovenia and the former Yugoslav Republic of Macedonia have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE C--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND CHARGES

On August 1, 1996, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1997 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1996. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on currency pool loans which a borrower converts from interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the three and nine months ended March 31, 1997, the combined effect of these waivers was to reduce Net Income by $61 million and $192 million, respectively, compared to $73 million and $218 million for the respective fiscal year 1996 periods.

Further, on August 1, 1996, IBRD's Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1997. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1996. For the three and nine months ended March 31, 1997, the effect of the commitment fee waiver was to reduce Net Income by $56 million and $171 million, respectively, compared to $60 million and $179 million for the respective fiscal year 1996 periods.

-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

OVERDUE AMOUNTS

In connection with the cessation of the membership of the SFRY discussed in Note B, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

At March 31, 1997, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

At March 31, 1997, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,336 million ($2,520 million--June 30, 1996), of which $1,271 million ($1,227 million June 30, 1996) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $854 million ($808 million--June 30, 1996). If these loans had not been in nonaccrual status, income from loans for the three and nine months ended March 31, 1997 would have been higher by $33 million and $113 million, respectively, compared to $46 million and $143 million for the respective fiscal year 1996 periods.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if (a) principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future, or if (b) development credits made by the International Development Association (IDA) to such member are placed in nonaccrual status. When a member pays its arrears in full, its loans emerge from nonaccrual status and its eligibility for new loans is restored. However, if collectibility risk is considered to be particularly high at the time of arrears clearance or if IBRD refinances/reschedules nonaccruing loans to a member so that no debt-service payments remain overdue, its loans would not automatically emerge from nonaccrual status, even though its eligibility for new loans would have been restored. After a suitable period of payment performance has passed from the time of arrears clearance, a decision on the restoration of accrual status would be made on a case-by-case basis.

A summary of countries with loans or guarantees in nonaccrual status follows:



IN MILLIONS
------------------------------------------------------------------------------------------------------------------
                                                                                  MARCH 31, 1997
                                                                --------------------------------------------------
                                                                 PRINCIPAL     PRINCIPAL AND        NONACCRUAL
BORROWER                                                        OUTSTANDING   CHARGES OVERDUE         SINCE
--------------------------------------------------------------  -----------  -----------------  ------------------
With overdues
  Federal Republic of Yugoslavia..............................   $   1,133       $   1,242      September 1992
  Iraq........................................................          45              65      December 1990
  Liberia.....................................................         138             242      June 1987
  Sudan.......................................................           6               4      January 1994
  Syrian Arab Republic........................................         356             507      February 1987
  Zaire.......................................................          84              65      November 1993
                                                                -----------         ------      ------------------
Total.........................................................       1,762           2,125

Without overdues
  Bosnia and Herzegovina......................................         574              --      September 1992
                                                                -----------         ------      ------------------
Total.........................................................   $   2,336       $   2,125
                                                                -----------         ------
                                                                -----------         ------

-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

The average recorded investment in nonaccruing loans during the three and nine months ended March 31, 1997 was $2,370 million and $2,458 million, respectively, compared to $2,426 million and $2,482 million for the respective fiscal year 1996 periods.

During the nine months ended March 31, 1997 and March 31, 1996, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

An analysis of the changes to the Accumulated Provision for Loan Losses for the nine months ended March 31, 1997 and for the fiscal year ended June 30, 1996 appears below:


                                                ----------------------
IN MILLIONS                                      MARCH 31     JUNE 30
                                                -----------  ---------
Balance, beginning of the fiscal year.........   $   3,340   $   3,740
Provision for loan losses.....................          39          42
Translation adjustment........................        (250)       (442)
                                                -----------  ---------
Balance, end of the period....................   $   3,129   $   3,340
                                                -----------  ---------
                                                -----------  ---------


GUARANTEES

Guarantees of $1,592 million at March 31, 1997 ($1,537 million--June 30, 1996) were not included in reported loan balances. At March 31, 1997, $147 million of these guarantees were subject to call ($122 million--June 30, 1996). IBRD also has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At March 31, 1997, these guarantees, approximating $1 million ($1 million--June 30, 1996), were subject to call.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At March 31, 1997, IDA had approved credits of $1,522 million ($1,379 million--June 30, 1996) under this program from inception, of which $1,404 million ($1,327 million--June 30, 1996) had been disbursed to the eligible countries.

-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-------------------------------------------------------------------------------

NOTE D--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings is comprised of the following elements at March 31, 1997 and June 30, 1996:


                                                      ----------------------
IN MILLIONS                                            MARCH 31     JUNE 30
                                                      -----------  ---------
Special Reserve.....................................   $     293   $     293
General Reserve.....................................      14,159      13,909
Surplus.............................................         957         710
Unallocated Net Income..............................         984       1,187
                                                      -----------  ---------
Total...............................................   $  16,393   $  16,099
                                                      -----------  ---------
                                                      -----------  ---------
Unallocated Net Income consists of earnings in the current and previous fiscal years. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

On August 1, 1996, the Executive Directors allocated $250 million of the net income earned in the fiscal year ended June 30, 1996 to the General Reserve. On October 3, 1996, the Board of Governors approved the following transfers, out of unallocated Net Income: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA, by way of grant, and $637 million to Surplus. On the same day, the Board of Governors approved the following transfers, by way of grant, out of Surplus: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA and amounts up to $500 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund or other arrangements in support of the HIPC Debt Initiative when other creditors of the eligible beneficiary countries are determined by IBRD to have agreed to meet their share of the costs envisaged within the framework of the Initiative. On February 3, 1997, the Board of Governors approved a transfer from Surplus, by way of grant, of $90 million to the Trust Fund for Gaza and West Bank.

NOTE E--ADMINISTRATIVE EXPENSES

During the six months ended December 31, 1996, IBRD recorded no pension expense ($31 million pension expense--December 31, 1995) or income subject to completion of a review of the pension expense accrual methodology. Upon completion of a review of pension expense estimates, IBRD recorded pension income of $49 million for the nine months ended March 31, 1997 ($45 million pension expense--March 31, 1996).

-------------------------------------------------------------------------------
REVIEW REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------
Price Waterhouse        1301 K Street, NW, 800 W     Telephone: (202) 414-1000
(International Firm)    Washington, DC 20005-3333    Telecopier: (202) 414-1301

   Price Waterhouse



April 25, 1997

President and Board of Governors
International Bank for Reconstruction and Development

We have reviewed the financial statements appearing on pages 4 through 6 of the Condensed Quarterly Financial Statements of the International Bank for Reconstruction and Development (IBRD) as of March 31, 1997, and for the three-month and nine-month periods ended March 31, 1997 and 1996. These financial statements are the responsibility of the management of the IBRD.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and with International Standards on Auditing. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States and with International Accounting Standards.

We previously audited, in accordance with generally accepted auditing standards in the United States and with International Standards on Auditing, the balance sheet as of June 30, 1996 (presented herein) and the related statements of income and of cash flows and changes in retained earnings and of changes in cumulative translation adjustment, (not presented herein) for the year then ended; and in our report dated July 31, 1996, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of June 30, 1996, is fairly stated in all material respects in relation to the financial statements from which it has been derived.

Price Waterhouse
(International Firm)

MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT   ACT_RPT_025
11:33:21                LIABILITIES MANAGEMENT SYSTEM                Page 1

                     SEC Report On Changes in Borrowings
                    NEW BORROWINGS (MLT) 01-JAN-1997 thru  31-MAR-1997

Source: Public

DESCRIPTION                          ISSUE #  CURRENCY  TRANCHE     BOND AMOUNT     US$ EQUIVALENT  SETTLEMENT DATE
-----------------------------------  -------  --------  -------  -----------------  --------------  ----------------
Australian dollars
AUD 6.75% Notes of 1997, due March
  27, 2001.........................   570      AUD         1           100,000,000      78,940,000  27-MAR-1997
Deutsche mark
DEM zero coupon Notes due November
  8, 2016..........................   557      DEM         2           500,000,000     303,324,436  07-FEB-1997
Pounds sterling
GBP 250 million 6% Bonds of 1997,
  due March 1, 2000................    32      GBP         1           250,000,000     407,125,000  26-FEB-1997
GBP 300 Million 6.1% Bonds of 1997,
  due March 17, 2000...............    33      GBP         1           300,000,000     481,170,000  17-MAR-1997
                                                                                    --------------
** Total By Currency...............                                                    888,295,000
                                                                                    --------------
Italian lire
ITL 1 trillion zero-coupon notes,
  due February 1, 2007.............    25      ITL         1     1,000,000,000,000     618,383,299  31-JAN-1997
ITL 800 billion 6.5% notes due on
  March 4, 2004....................    26      ITL         1       800,000,000,000     474,242,694  04-MAR-1997
ITL 400 BILLION 10-YEAR CALLABLE
  REVERSE FLOATER NOTES............    28      ITL         1       400,000,000,000     236,637,383  27-MAR-1997
ITL 100 Bil 10-year Callable
  Reverse Floater Notes due 2007...    28      ITL         2       100,000,000,000      59,159,346  27-MAR-1997
ITL 100 Bil 10-year Callable
  Reverse Floater Notes due 2007...    28      ITL         3       100,000,000,000      59,159,346  27-MAR-1997
                                                                                    --------------
** Total By Currency...............                                                  1,447,582,068
                                                                                    --------------




MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT   ACT_RPT_025
11:33:21                LIABILITIES MANAGEMENT SYSTEM                Page 2


                     SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-JAN-1997 thru 31-MAR-1997

   Source : Public

DESCRIPTION                          ISSUE #  CURRENCY  TRANCHE     BOND AMOUNT     US$ EQUIVALENT  SETTLEMENT DATE
-------------                        -------  --------  -------  -----------------  --------------  ---------------
New Zealand dollars
7.25 NZD Notes of 1996, Due
  January 16, 2002................    567        NZD       1          200,000,000      140,800,000     16-JAN-1997
United States dollars
USD 20 Million Step Up Callable
  Notes, due November 1999........     26        USD       2           20,000,000       20,000,000     27-JAN-1997
USD 100 MILLION CALLABLE REVERSE
  FLOATER NOTES...................     29        USD       1          100,000,000      100,000,000     26-MAR-1997
                                                                                      ------------
** Total By Currency..............                                                     120,000,000
                                                                                      ------------
South African Rand
15% ZAR 100 million Euronotes of
  1996, due January 8, 2002.......    565        ZAR       1          100,000,000       21,269,808     08-JAN-1997
ZAR 200 million 15% Euronotes due
  February 12, 1999...............    568        ZAR       1          200,000,000       45,294,984     12-FEB-1997
ZAR 100 million 15% Euronotes due
  February 12, 1999...............    568        ZAR       2          100,000,000       22,647,492     12-FEB-1997
ZAR 100 million 15% notes due
  February 12, 1999...............    568        ZAR       3          100,000,000       22,647,492     12-FEB-1997
ZAR 100 million 15% Euronotes due
  February 12, 1999...............    568        ZAR       4          100,000,000       22,647,492     12-FEB-1997
IBRD ZAR 100 million 14.5%
  EuroNotes due March 6, 2002.....    569        ZAR       1          100,000,000       22,499,719     06-MAR-1997
                                                                                      ------------
** Total By Currency..............                                                      157,006,987
                                                                                      -------------
** Total By Source................                                                    3,135,948,491
                                                                                      -------------

MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  ACT_RPT _025
11:33:21                  LIABILITIES MANAGEMENT SYSTEM             Page 3

                       SEC REPORT ON CHANGES IN BORROWINGS
               MATURED BORROWINGS (MLT) 01-JAN-1997 thru 31-MAR-1997

Source: Official

DESCRIPTION                          ISSUE #  CURRENCY  TRANCHE     BOND AMOUNT     US$ EQUIVALENT  SETTLEMENT DATE
-------------                        -------  --------  -------  -----------------  --------------  ---------------

Deutsche mark
8.01% Deutsche Mark Note of 1992.
Due 2/1/97........................    274       DEM        1           250,000,000     151,625,425    01-FEB-1997


------------------------

*   Indicates Partial Maturity

MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  ACT_RPT_025
11:33:21                      LIABILITIES MANAGEMENT SYSTEM         Page 4


Source: Public

DESCRIPTION               ISSUE #       CURRENCY       TRANCHE        REDEMPTION AMOUNT      US$ EQUIVALENT    REDEMPTION DATE
-------------          -------------  -------------  -----------  -------------------------  --------------    ----------------

Australian dollars

5.5% EURO-AUD NOTES
OF 1993, DUE 1/15/97         14          AUD              1            100,000,000           78,150,000        15-JAN-1997

Deutsche mark

5.875% DM Bonds of 1987,
due 1997                    246          DEM              1            700,000,000           428,501,469       04-FEB-1997

Netherlands guilders

6.25% f. Bonds of 1987,
due 1997                     86          NLG              1            300,000,000           159,447,250       01-MAR-1997
6.25% f. Bonds of 1987,
due 1997 (2nd.Issue)         88          NLG              1            150,000,000            79,723,625       01-MAR-1997
8.375% NLG Bonds of 1990,
due March 1, 1997            93          NLG              1            300,000,000           159,447,250       01-MAR-1997
                                                                                             -----------

** Total By Currency                                                                         398,618,125
                                                                                             -----------
Portuguese escudos

11.50% PTE BONDS OF 1992
DUE FEBRUARY 1997             2          PTE              1          16,900,000,000          100,542,573       28-FEB-1997

* Indicates Partial Maturity

MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  ACT_RPT_025
11:33:21                      LIABILITIES MANAGEMENT SYSTEM         Page 5

Source: Public

DESCRIPTION               ISSUE #       CURRENCY       TRANCHE        REDEMPTION AMOUNT      US$ EQUIVALENT    REDEMPTION DATE
-------------          -------------  -------------  -----------  -------------------------  --------------    ----------------

Swedish kronor

10% SEK Bonds of 1992,
Due Mar. 4, 1997              7          SEK              1            500,000,000           66,580,556        04-MAR-1997

United States dollars

USD ZERO Coupon of  1985,
due 15 Feb. 1997            189          USD              42            18,000,000            18,000,000        15-FEB-1997
7.75% US$ Notes of 1987,
due 1997                    209          USD              1            250,000,000           250,000,000        18-MAR-1997
8.75% USD 7-Year Bonds of
1990, due March 1, 1997     231          USD              1          1,500,000,000         1,500,000,000        01-MAR-1997
                                                                                           --------------
** Total By Currency                                                                       1,768,000,000
                                                                                           --------------
European currency units

7.75% ECU Bonds of 1987,
due 1997                      9          XEU              1            150,000,000           186,895,500       09-JAN-1997
                                                                                           --------------
** Total By Source.                                                                         3,027,288,223
                                                                                           --------------


--------------
*   Indicates Partial Maturity

MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  ACT_RPT_025
11:33:21                      LIABILITIES MANAGEMENT SYSTEM         Page 6

                           SEC Report on Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-JAN-1997 thru  31-MAR-1997

    Source: Private

DESCRIPTION               ISSUE #       CURRENCY       TRANCHE        REDEMPTION AMOUNT      US$ EQUIVALENT    REDEMPTION DATE
-------------          -------------  -------------  -----------  -------------------------  --------------    ----------------

Netherlands guilders

9% f. Private Placement
of 1983, due 1989/98          35         NLG              1            15,000,000            8,358,409         17-JAN-1997
*9% NLG Private Placement
of '84 Due 1990-99            50         NLG              1            15,000,000            7,936,508         15-FEB-1997 *
                                                                                            ----------
** Total By Currency                                                                        16,294,917
                                                                                            ----------
European currency units

Floating Rate ECU 65
Million of 1992 due
3/27/97                     1016         XEU              1            65,000,000           75,155,600        27-MAR-1997
                                                                                            ----------
** Total By Source                                                                          91,450,517
                                                                                            ----------
* Indicates Partial Maturity

MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  ACT_RPT_025
11:33:21                                                            Page 7

                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-JAN-1997 thru 31-MAR-1997

Source : Loans

DESCRIPTION                          ISSUE #  CURRENCY  TRANCHE  REDEMPTION AMOUNT  US$ EQUIVALENT  REDEMPTION DATE
-----------------------------------  -------  --------  -------  -----------------  --------------  ---------------
Swiss francs
4.875% SwF Loan of 1987, due
  March 17, 1997...................    198      CHF         1           25,000,000      17,199,862    17-MAR-1997
Japanese yen
  5.80% JPY Loan of 1987, due
  Feb. 16, 2001....................    123      JPY         1        1,800,000,000      14,481,094    17-FEB-1997 *
JAPANESE YEN
  LOAN OF 1987, DUE 1994/2001......    125      JPY         3        1,000,000,000       8,110,300    10-FEB-1997 *
JAPANESE YEN
  LOAN OF 1987, DUE 1992/1997......    126      JPY         2        2,500,000,000      20,990,764    28-JAN-1997
JAPANESE YEN
  LOAN OF 1987, DUE 1996-2001......    127      JPY         1          660,000,000       5,434,335    31-JAN-1997 *
JAPANESE YEN
  LOAN OF 1987, DUE 1992-1997......    128      JPY         1        2,500,000,000      21,394,951    20-JAN-1997
JAPANESE YEN
  LOAN OF 1987, DUE 1994-1999......    131      JPY         1        2,700,000,000      23,407,022    10-JAN-1997 *
JAPANESE YEN
  LOAN OF 1987, DUE 1993-1998......    135      JPY         1        2,700,000,000      21,756,648    21-FEB-1997 *
JAPANESE YEN
  LOAN OF 1987, DUE 1994-1999......    136      JPY         1        1,350,000,000      11,703,511    10-JAN-1997 *
5.70% JPY Loan of 1989, due
  Jan. 24, 1997 (Ref. #78)             168      JPY         1       20,000,000,000     169,419,737    24-JAN-1997
                                                                    --------------     -----------
** Total By Currency...............                                                    296,698,362
                                                                    --------------     -----------
Netherlands guilders
  7.875% f. Loan of 1984,
  due 1986-00......................     63      NLG         1            5,155,080       2,891,402    15-JAN-1997 *
  7.875% f. Loan of 1984,
  due 1991-00......................     63      NLG         2            4,565,000       2,560,435    15-JAN-1997 *
  7.875% f. Loan of 1984,
  due 1996-05......................     63      NLG         3            2,700,000       1,514,387    15-JAN-1997 *
  8.75% f. Loan of 1985,
  due 1991/2000....................     67      NLG         1           10,000,000       5,244,664    17-MAR-1997 *
                                                                     -------------     -----------
** Total By Currency...............                                                     12,210,888
                                                                     -------------     -----------
** Total By Source.................                                                    326,109,112
                                                                     -------------     -----------

------------------------

*   Indicates Partial Maturity

MAY 5, 1997  INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT  ACT_RPT_025
11:33:21                LIABILITIES MANAGEMENT SYSTEM

                    SEC REPORT ON CHANGES IN BORROWINGS
            MATURED BORROWINGS (COLTS) 01-JAN-1997 thru 31-MAR-1997


Source : Public

DESCRIPTION                  ISSUE #       CURRENCY      TRANCHE        REDEMPTION AMOUNT      US$ EQUIVALENT  REDEMPTION DATE
--------------            --------------  -----------  -----------  -------------------------  --------------  ----------------
United States dollars
---------------------
7.7% COLTS DUE 30-JAN-1997        53          USD           1              1,000,000          1,000,000          30-JAN-1997
7.7% COLTS DUE 30-JAN-1997        54          USD           1              4,900,000          4,900,000          30-JAN-1997
7.67% COLTS DUE 12-FEB-1997       59          USD           1                100,000            100,000          12-FEB-1997
7.625% COLTS DUE 13-FEB-1997      63          USD           1              1,400,000          1,400,000          13-FEB-1997
7.65% COLTS DUE 28-FEB-1997       72          USD           1              1,550,000          1,550,000          28-FEB-1997
5.42% COLTS DUE 15-MAR-1997      291          USD           1              5,000,000          5,000,000          15-MAR-1997
9.5% COLTS DUE 15-MAR-1997       594          USD           1                700,000            700,000          15-MAR-1997
0% COLTS DUE 14-FEB-1997        1071          USD           1                880,000            880,000          14-FEB-1997
8.25% COLTS DUE 14-MAR-1997     1369          USD           1                 50,000             50,000          14-MAR-1997
8.25% COLTS DUE 15-MAR-1997     1379          USD           1                 35,000             35,000          15-MAR-1997
8.75% COLTS DUE 15-MAR-1997     1444          USD           1                 25,000             25,000          15-MAR-1997
8.08% COLTS 15-MAR-1997         1500          USD           1                 25,000             25,000          15-MAR-1997
8% COLTS DUE 15-MAR-1997        1511          USD           1                 25,000             25,000          15-MAR-1997
8% COLTS DUE 14-MAR-1997        1515          USD           1                200,000            200,000          14-MAR-1997
8.05% COLTS DUE 15-MAR-1997     1516          USD           1                 25,000             25,000          15-MAR-1997
8.15% COLTS DUE 15-MAR-1997     1525          USD           1                 25,000             25,000          15-MAR-1997
8.15% COLTS DUE 25-MAR-1997     1527          USD           1                150,000            150,000          25-MAR-1997
0% COLTS DUE 13-FEB-1997        1549          USD           1                900,000            900,000          13-FEB-1997
                                                                                            -----------
** Total By Currency                                                                         16,990,000
                                                                                            -----------
** Total By Source                                                                           16,990,000
                                                                                            -----------

MAY 5, 1997 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT   ACT RPT 025
11:33:21                LIABILITIES MANAGEMENT SYSTEM

                     SEC REPORT ON CHANGES IN BORROWINGS

             PREPAYMENT ADVICES (MLT) 01-JAN-1997 thru 31-MAR-1997

Source : Public

DESCRIPTION                 ISSUE #   CURRENCY     TRANCHE    PREPAYMENT AMOUNT    US$ EQUIVALENT    PREPAYMENT DATE
-----------                --------  ----------  -----------  ------------------  -----------------  ----------------
Australian dollars
-------------------
7.60% AUD NOTES OF 1996,
DUE APRIL 22, 1999            529      AUD            1            11,565,000           9,109,751       21-MAR-1997

Canadian dollars
-------------------

DEM Libor-Linked Inverse
CAD FRNs due 10/23/97          33      CAD            1            18,600,000          13,479,238       24-MAR-1997

5.6% CAD NOTES OF 1996,
DUE JUNE 25, 1998             538      CAD            1            30,000,000          22,174,588       14-FEB-1997
                                                                                      -----------
** Total By Currency                                                                   35,653,826
                                                                                      -----------
Italian lire
-------------------
9.375% Callable Notes due
1999; call option March 5,
1997                            6      ITL            1       200,000,000,000         118,033,793       05-MAR-1997

9.375% Callable Notes due
1999; call option March 5,
1997                            6      ITL            2       100,000,000,000          59,016,897       05-MAR-1997
                                                                                      -----------
** Total By Currency                                                                  177,050,690
                                                                                      -----------
Japanese yen
-----------------------
5.0% JPY/USD
Dual Currency Bonds of
1996, due Jul 30, 1998         16      JPY            1         2,822,500,000          22,743,755       14-FEB-1997

5.0% JPY/USD
Dual Currency Bonds of
1996, due Jul 30, 1998         16      JPY            1         1,109,500,000           9,186,124       04-MAR-1997


MAY 5, 1997 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT   ACT RPT 025
11:33:21                LIABILITIES MANAGEMENT SYSTEM

                     SEC REPORT ON CHANGES IN BORROWINGS

             PREPAYMENT ADVICES (MLT) 01-JAN-1997 thru 31-MAR-1997

Source : Public

DESCRIPTION                 ISSUE #   CURRENCY     TRANCHE    PREPAYMENT AMOUNT    US$ EQUIVALENT    PREPAYMENT DATE
-----------                --------  ----------  -----------  ------------------  -----------------  ----------------

5.10% JPY/USD
Dual Currency Bonds of
96, due August 27, 1998        19      JPY            1         2,500,000,000          20,441,537       27-FEB-1997

5.00% JPY/USD
DUAL CURRENCY BONDS OF
1996, DUE OCT. 21, 1999        24      JPY            1         15,000,000,000        125,733,445       27-JAN-1997

5.00% JPY/USD
DUAL CURRENCY BONDS OF
1996, DUE OCT. 21, 1999        24      JPY            1         10,000,000,000         81,632,653       12-FEB-1997

5.00% JPY/USD
DUAL CURRENCY BONDS OF
1996, DUE OCT. 21, 1999        24      JPY            1          5,000,000,000         40,290,089       14-FEB-1997

5.00% JPY/USD
DUAL CURRENCY BONDS OF
1996, DUE OCT. 21, 1999        24      JPY            1          5,000,000,000         40,420,372       19-MAR-1997
                                                                                      -----------

** Total By Currency                                                                  340,447,975
                                                                                      -----------

** Total By Source                                                                    562,262,242
                                                                                      -----------

                                 [LETTERHEAD]

                                                    FILE NO. 1-3431
                                                    REGULATION BW
                                                    RULE 2
                                                    May 9, 1997


VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

    Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

    (a) the Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the nine months ending March 31, 1997; and

    (b) the list of transactions with regard to the Bank's securities and borrowings during the quarter ending March 31, 1997.

                                       Sincerely yours,



                                       Scott B. White
                                       Chief Counsel, Finance



Attachments